Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-      )

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a transcript of an investor call held by Ardagh Metal Packaging S.A. on Thursday, February 25, 2021.

Citi North America  GM2 - Ardagh Metal Packaging Investor Call

Date:                                                                                   25 February 2021

Conference Time:           10:00 ET

Operator:                                            Good day everyone and thank you for standing by. Welcome to the Citi-hosted Ardagh Metal Packaging investor conference call. Today’s conference is being recorded. At this time, I’d like to turn the conference over to Mr. Paul Coulson. Please go ahead.

Paul Coulson:                    Thank you everyone for joining us today. On the call with me today from Ardagh Metal Packaging are Ollie Graham, the CEO of AMP and David Bourne, the Chief Financial Officer of AMP. Also with me from Ardagh group are, is David Matthews, our CFO, John Sheehan, Investor Relations Director and Corporate Development Director and Cormac Maguire, our Treasurer.

So I don’t propose to go through the slides in any great detail. I think the transaction has been well-publicized that we’ve entered into with the Gores SPAC to create AMP as a newly-listed pure play beverage can company. The summary of the offering, the summary cap tables and sources to use, and they’re all laid out the document. And I thought that the more useful use of time on this call would be for Ollie Graham to take you through a quick outline of the business with some of the key issues, and then to devote as much time as possible to questions and answers. So, with that, I want to turn it over to Ollie.

Ollie Graham:                    Thanks, Paul and hello everybody. So, what I’ll do is I’ll just touch on a few key slides as I just give an overview as Paul says, pretty quickly on the business. Looking at slide ten, and this just gives the overview of the business today. As many of you know, this is the assets that came out of the Ball Rexam transaction. So, Europe was mostly ex-Ball, with a couple of Rexam plants; North America is Rexam North America and Brazil was the Ball Latapack joint venture, minus aplant. It was a good business, well-invested, good management teams, but it was a separate set of businesses and we spent a significant amount of time in the last few years putting it together into one streamlined business that could be a platform for accelerated growth with a very good specialty can footprint and we’re accelerating that in the work that we’re doing - we expect to be over 60% by 2024.

Again, as many of you know, this is a big consolidated industry, with 80% market share held by the top three in all of our markets and the same top three and with many advantages from network scale and some significant challenges you want to enter the market in terms of capital and skills. So that’s the business, 23 plants - we just bought our 24th in Ohio in December will be up and running in the next year.

A key element of this business is its ESG credentials. On slide 11, we just show the commitments we’re making as a leading player around things like the science-based targets on CO2, on our waste management in terms of water recycled content and on our social side — and you’ll see some exciting developments and announcements in that area this year.

And on slide 12, we just explain what we mean by the circularity story. The key point here is aluminium beverage cans have the best recycling rates and the best recycled content. That’s because they’ve always had value in the recycling stream. As a result, we have the infrastructure, we have the technologies, we don’t need to develop anything. We don’t need to get anything to scale, and we don’t need any additional costs on our package in order to get to pretty much 100% recycled content on can body stock. So that’s a very significant advantage versus other substrates, and it’s a big tailwind for our growth at the moment, and a big security for our growth in the year ahead as we see the regulators and consumers focusing heavily in this area.

Going on to slide 16, this just talks a little bit about what we did over the last few years to build more resilience in the business and get ourselves the platform for growth. We focused on some high growth categories and some high growth customers in the sparkling water area, in the hard seltzer market, in coffees, teas, wines and so on. We diversified our customer base very significantly, and de-risked the business in North America. We went from top three being nearly 70 or 80% of our business, focused on on two big CSD players and one big beer player. Those three customers are now more like 30% of our business, and we have a big range of other people in the mix. And when we look forward, we’re not too worried who wins them all. And that’s why we’re very confident in our demand plan. We also focused significantly on specialty cans and, you know, that’s true looking forward as well. Over 80% of the investments we’re making in the plan period are in specialty cans lines, with a very attractive margin profile in both North America and Brazil in particular.

If I go to slide 17, that shows you that we’re putting a significant amount of capacity in the ground, but this is capacity fully backed by customer agreements. It’s capacity that generates a lot of cashflow and drives a significant increase in our EBITDA. And that again is primarily because of the mix benefit from investing in specialty cans and investing with these high growth customers. So we see ourselves as being the highest growth company in the industry in the next few years. And we’re very proud of that position. And as I say, I’ll show you on the next two slides, how we de-risked that plan in order to be confident in putting it out into the market.

Just before covering that, I think that another significant underpin to the business is shown on slide 18. We’re not dependent on one source of growth. There are many sources of growth for beverage cans at moment, whether they be new categories that are moving into cans - 75% of all product launches in North America are in cans now, because it’s very difficult to launch any kind of young or ESG or environmentally sustainable, or even health and wellness brand in a plastic beverage container. They’ve also been associated with “cool” categories for young people, like hard seltzers. And then they have the sustainability tailwinds.

But in Europe, from Brazil, you have other trends - big regulatory support in Europe as the Single Use Plastics Directive. We have other switching going on in Europe for example, in Germany where there’s a big switching back to cans after some very bad deposit legislation back in 2003, and in Brazil, it’s really about the growth of beer and the switch out of two-way glass into one way packaging and the can is the one-way package that’s actually growing and being invested in. So, I think again, the key point is that this is a very de-risked plan. We’re not reliant on one trend or one thing coming off. We can fall back on lots of different drivers of growth for the beverage can.

The next two slides 19 and 20 I’ll skip over quickly. I touched on the 75% of product launches, and then on slide 20, we just illustrate the scale of the opportunity that’s coming from the plastic story. Although you’re hearing a lot about new plastics technologies - biodegradables - they’re not at scale, they’re going to be very high cost. It’s going to take them a decade to get to where they need to get to on recycling infrastructure whereas we’re already in place. We have what we need, and it adds no cost for the can.

So, as I said you know, on 21 and 22, just to illustrate the de-risking of our plan, we’ve got a very, very diversified customer base. As I said, we don’t really mind who wins. We’re with them all. There is going to be a bit of a battle over some of these categories, in order to see who comes out number one and number two for the long-term winners. That’s fine by us because they’ll all need cans in that period. And so we have a diversified base with significant contract coverage, so over 80%, and in fact, it’s more like 90% of our multi-year contracts.

We’re fully contracted out through 2022, and contract length is extending at the moment. It was averaging around three years in 2016; it’s now more like four or five years and some are out to seven years. And we also have very significant contract coverage in terms of the way we pass through costs, the way that metal is dealt with, which is all hedged out and the way that we’re protected. So I would say we’re covered with our contracts and our contracts provide very significant protection in terms of pass through clauses, either on PPI clauses or on the fuel hedging of any raw materials.

If I go to slide 22, this illustrates the other way we dealt with the plan. It was very focused on being what we call “under the roof”. That means on one of our sites and that completely de-risks the people side of it. It de-risks the permitting, the logistics, all the aspects that go wrong with greenfields, and that we’ve seen in the North American market with even the biggest players - having trouble bringing green fields up on time and with the ramp-up that they predicted. We’ve got an Olive Branch at the moment project coming up — two new sleek lines in Mississippi and that same project, another this year in Winston Salem, another two big sleek lines.

And then in Ohio, we’ve bought a brown field site. That de-risks the project because it’s already an existing site and building. We’re just repurposing it. We also get a lot of people who were working very effectively on that site before, in a plastics facility. And it’s 40 minutes’ drive from Fremont, one of our best sites. We’ll share the technology, the people, the maintenance, the tooling. And so, we see that as the most direct way to establish a new facility in North America. In Europe, all the projects are under the roof and in Brazil we have one greenfield. We’ll be using third-party contractors to do that as a turnkey. And that Brazil team has built greenfields. They built Manaus plant in 2018. They built Tres Rios that went to Ball at the time of the transaction. So as I say, we believe this is the most de-risked project for portfolio in the beverage can industry today.

If we go on the next slide, what you can see here is the significant growth we put in the business’s profitability since 2016. This was essentially focused on being very disciplined in the market, as I say, changing the customer portfolio, focusing on specialty cans and doing proportionate investments where we saw a customer contracts supporting us. That’s exactly our strategy going forward. So, we haven’t changed in our strategy. We do see you know, an important growth opportunity for the industry. We’re taking a proportionate share of that growth, and that’s driving our profitability together with the mix shift so that we see significant increases in the years ahead.

There are some growth opportunities would not put in the plan. We’ll evaluate those again very carefully. We’re very tough on the paybacks that we require with any future expansions, whether in our existing geographies or our new geographies. We never do any of these without the backing of our major customers. We have a great relationship now with big customers around the industry, probably the best competitive position, but also based on the fact that we’re there with  glass and the metal, which we’ll be able to continue those strategic discussions in the new world, even though AMP will be a separate company. And that’s very important in this industry to be able to partner with these very large customers on their growth expansion, and therefore de-risk any projects that we do going forward.

I have a great team on 25, a real good mix of experience and fresh talent. We have people like Claude, George 30 years in the industry, Bill Walton, 40 years in the industry, as our chief operating officer, and then a range of new talent, like Gillian and then David who’ve come in - David from Amcor, but in the packaging industry, and Gillian would have very significant private equity background. And then to emphasize, you know, the entrepreneurial nature of the company led by Paul, we have very flat structures. We make decisions very quickly, and that’s been a significant advantage in this current industry situation - for example, when we go to here on the site in five days from hearing it gone to someone else to making sure that we’ve got it for ourselves. I’ll hand over to David just to give you a brief overview on the financials.

David Bourne:                Thank you Ollie. So, just looking at the historics quickly on slide 27, revenue grew from 3.33 billion in FY 2018 team to 3.45 billion in FY 20 due to volume gains positive mix shifts. EBITDA increased the same period from 519 million to 545 million, driven by both the sales growth and the operating leverage that growth gave us. With that, I think we will turnover to Q&A and very much welcome your questions.

Operator:                                            Thank you. If you would like to ask a question, please signal by pressing star one on your telephone keypad. If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one to ask a question and we’ll go first to Chris Croteau with Schroders.

Chris Croteau:                 Hi guys. Thanks for the opportunity to ask the question. I just want one clarification. So you highlighted you know, the eventual consult, you know, reduction of the Ardagh equity entities and through an exchange or purchase of those shares. I just want to make sure that the $1.4 billion it’s going to be on the Ardagh balance sheet, there any don’t exchange, there’s no future borrowings on this entity that would be needed to take those out? That would come from the 1.4 billion? Just want to be clear on that. And what dividends, if that transaction doesn’t happen would be paid from this entity to Ardagh? Thank you.

Paul Coulson:                    Sorry, Chris. If there’s an offer made - and we haven’t yet formulated the details of any exchange offers - so therefore, you know, I’m not at liberty to say what the terms will be but I don’t imagine that we’d have a world where we would provide a cash alternative to that offer as such. So I don’t see that except for a cash component that was to be part of any exchange offer, I don’t see that would be a cash alternative for shareholders in ARD, if that’s what you’re talking about. In relation to dividends later on, you know, we have earmarked the $1.4 billion - up to, you know, part of that, or all of that could be used for dividends or distribution to shareholders later. You talked then about dividends from AMP. The likelihood is that as AMP generates a lot of free cash flow, would you does that from next year, there will be dividends from AMP to all the shareholders, including Ardagh Group of ARD. Does that answer your question?

Chris Croteau:                 I just wanted it to be clear that there was going to be a future financing need to try to clear out the shareholders. And then —

Paul Coulson:                    Oh, no, sorry, just let me stop you there, just to be clear. You mean that there would be money borrowed at AGSA to take out shareholders? Certainly not.

Chris Croteau:                 Okay. And then just the second clarification I might’ve missed it in the slides, but do you have just percentage of customers in CSD sparkling alcoholic, sparkling and beer going forward, just, you know, as parts of the production going forward?

Ollie Graham:                    I can give rough guidance, right. It varies a lot by region, but we don’t normally give it with any precision. You know, we’re pretty balanced in North America between the soft drinks and beer, you know, with the hard seltzers. In Europe, we’re also pretty balanced. We have a very strong beers positions and some energy, so we’re probably a bit overweight there and, in Brazil, we’re fully beer there. But yeah, we’re very balanced, actually, across the general portfolio.

Operator:                                            We’ll go next to Lucas Grout with Oddo.

Lucas Grout:                         Hi, thanks for taking my question. You provided in the material that most of your customers have pass through clauses in their contracts? Can you give a percentage on that? And secondly, on your capex plan, the $1.8 billion through 2024, do you do to get your head around already, how you plan to split that in terms of capex for the next couple of years of what the EBITDA contribution’s going to be? Thank you.

Speaker:                                                Ollie Graham:                    Look, I mean, when we’re well, over 90% of our customer base with these clauses you know, absent small customers where we don’t put them in place. because we just show up every year and tell them what the price is for next year. But with all the big customers, you know, we have these kinds of clauses in place. Also, to be absolutely clear, I’m talking about the pass through of things like labor and direct material costs and energy costs, which are a pretty small part of our cost base. The big part is LME and premium, and that is all hedged out at the point of contracting. So there’s no risk taken on LME and premium at all Midwest premium and on 50% of our US volumes, the customers buy the coils. So we also have no risk on that at all, and the other 50% we have on long-term arrangements - so we know the price of the point that we contract with our customers and we had matching inflation past through clauses. So yeah, it essentially, it’s a core, the national principle that all of our customers have these pass- through clauses in place.

David Bourne:                And then Ollie, if I pick up the BGI split. So yes, these investments are very front-loaded. So we intend to invest $0.8 billion in 2021, $0.6 billion in 2022, and then that drops down to $0.2 billion in the last two years, making up your total of $1.8 billion. I think in terms of EBITDA, clearly we don’t talk about our projections in the OM, but you will see there filed with the SEC some support projections that, that already be available to the public. I think the best way to view those is that the base is already sold out. And so while there will be some continuous improvement projects on the base, the growth is what is leading to the EBITDA growth, whether it be through operating leverage, marketing average, the volume gain and particularly the mix shift of specialty within that growth.

Lucas Grout:                         Okay, understood. Thank you.

Operator:                                            We’ll go next to Jacqueline Godwin with Baird.

Jacqueline Godwin:              Hi, thank you for the presentation and the question. I guess I had a couple of questions. So first, could you just talk a little bit about your balance sheet, you know, any leverage or rating targets and if you have any IG aspirations down the line?

Paul Coulson:                    We have no aspirations to be investment grade. We believe the zip code for our leverage will be between three and three and a half times EBITDA.

Jacqueline Godwin:              Okay. That’s helpful. And then I guess I was hoping you could help me better understand your specialty can profile. Do you have a breakout in terms of what percentage of your portfolio is specialty cans and where the end state of that you intend to be and just, you know, the margin difference between traditional versus specialty cans for your company?

Paul Coulson:                    There’s a substantially higher margin in specialty cans and there is in standard cans, but Ollie will give you the breakout of the percentages.

Ollie Graham:                    Sure. So we’re 43% today across all three regions. That’s weighted a little bit higher in Brazil at the moment. North America catching up very fast. Euro pretty stable. And by 2024, we expect to be around 60%. Again, I’m weighted a little bit high in North America and Brazil. But in Europe, standard margins are more similar to specialty margin so there’s less of a differential there. You know, I think over the years has been a significant difference on that margin profile in North America and Brazil changed standard in specialty cans, that’s persistent. You know, we don’t quote, you know, actual numbers, but you’re certainly one and a half to two times on a long-term basis is pretty common and you’ll hear that in the industry.

Jacqueline Godwin:              Okay. No, that’s helpful, and then just a clarification on a previous question prior. In terms of just the AMP, the acquisition will these bonds then be guaranteed by the combined entity moving forward, I guess that’s my understanding?

Paul Coulson:                    You mean by Ardagh group? No, certainly not. This is a standalone capital structure of AMP completely standalone, independent capital structure. No cross guarantees either direct.

Jacqueline Godwin:              Okay. So then these bonds will be under the ARD structure that not AMP, correct?

Paul Coulson:                    No. These bonds will be under the AMP structure. These are bonds being issued in the AMP structure, not by Ardagh at all. Ardagh is completely separate in terms of its capital structure once this is done.

Jacqueline Godwin:              Okay. And then the portfolios that, that the business that we’ve talked about is that the combination between the two? I guess I’m just a little fuzzy on you know, what cash flows these bonds will then have access to.

Paul Coulson:                    These bonds are in a standalone Ardagh metal packaging business, which is our whole beverage can business. The beverage can business in Europe, the United States and Brazil, all of those cash flows, these bonds have access to them. These bonds are standalone. They’re not guaranteed in any way by the, the 80% parent. They’re not guaranteed by anybody. They’re completely standalone and the cash flows you have there that we’ve been talking about that all goes to deal with these bonds.

Jacqueline Godwin:              Okay. Appreciate the color. Thank you very much.

Speaker:                                                Yeah, thank you. A majority of my questions have been answered already. Maybe one question on the FY19 EBITDA. It dropped -, could you provide some color on that?

Paul Coulson:                    David?

David Matthews:  2018 and 2019 had a mixture of that and a few one-off items in 2018. So yeah, if you go to the earliest slide pack and see the kind of FY15 to FY20 CAGR of 6.5% of EBITDA growth that’s probably a more reasonable proxy for the underlying growth rate through that period.

Speaker:                                                Okay. Thank you. All other questions were already being answered. So thank you.

Operator:                                            We’ll go next to with JP Morgan.

Speaker:                                                Hello there. Thanks very much for the presentation. Yeah, a couple of, so you’ve already said that this is going to be a separate issue and they’re not guaranteed by the existing Ardagh structure, but are there any cross default language anywhere in these bonds or in the existing Ardagh bonds anywhere between AMP and the existing?

John Sheehan:                No, I don’t believe there are any.

Speaker:                                                Okay. If that changes, please let me know. And then also just in terms of your longer-term expectations. You’ve talked about, or sort of implied that the 80% stake in AMP isn’t a fixed amount. You know, do have a range? You’ve said that it would remain a majority holder. You know, how much further do you kind of envisage that you might sell down the AMP stake?

Paul Coulson:                    I think what what’s clear is that we might have an exchange offering, right, at some stage in the near future, which will probably take the stake down to you know, in the mid-seventies, somewhere like that, right? 74, 75%. Okay. That’s the first step. So we’ll give a free flow of about 26%. We will be prepared to take the stake down lower, obviously, depending on what the value of the shares is etc, how the whole thing performs. We will be prepared to take it down further in circumstances where that would help market liquidity, et cetera, or satisfy needs of ours elsewhere. I don’t envisage — we don’t have any plans to do that immediately, and I don’t envisage that we would go down below 50%. Our intention is to make sure that we keep above 50% - and probably well above 50% is the current thinking uncertainty not to go below 50% and not to cede voting control.

Speaker:                                                Okay, thanks very much for that and I think you did say earlier, you expected any exchange office to be non-cash, entirely non-cash?

Paul Coulson:                    Not entirely non-cash no. I think just the point was being, I was being asked, was, would there be a cash alternative of some kind, which might mean some borrowing. We haven’t yet formulated what the exchange offering would look like, but certainly a big component of any exchange offering will be part of our stock in AMP, but there may be some cash on top of that. That depends where we are at the time. And we haven’t formulated it, but there will not be any question of any borrowing to fund any cash component of buying back shares in ARD.

Speaker:                                                Okay, great. And then in terms of the $1.4 billion of cash being retained by AGSA for general corporate purposes and perhaps dividends are you able to — you don’t want to give guidance as to exactly what that split is going to be at. You’ve already said that, but are you able to perhaps sort of frame it in terms of, you know, are there financial targets that you need to see a range between that makes that decision or, you know, exactly how is the thinking behind your dividend policy being formed?

Paul Coulson:                    This will be a special dividend somewhere, rather than a dividend policy as such. The answer is we haven’t worked that out yet. We’d have a look at this later in the year and see where we stand, what we’re comfortable with. And there’s no split being given. What we’ve given you as the direction of what will happen to the $3.4 billion that comes up as part of this transaction. $2 billion will go to actually reduce debt. The other $1.4 billion will be on the balance sheet for the time being, which would obviously also reduce net debt and then we’ll see what we do with it later on the split between dividend and general corporate purposes. No decision has been made on that at all.

Speaker:                                                Okay, thanks very much.

Paul Coulson:                    Thank you.

Operator:                                            We’ll go next to Barbara Pastorelli with Generali investments.

Paul Coulson:                    Hello?

Barbara Pastorelli:                   Hello. Can you hear me?

Paul Coulson:                    Yes, I can hear you. Thank you.

Barbara Pastorelli:                   Okay. thank you for your presentation. Actually, my questions have been answered mostly. So one would be, you mentioned that three to 3.5 leverage targets. So could you give us your view on what to expect in terms of capital allocation once the target is achieved? Maybe acquisition in increasing dividends then just to have a color on that?

Paul Coulson:                    Well, I think the, as I said, the zip code will be somewhere between three and three and a half. And, you know, that depends on market conditions, interest rate conditions, everything like that. And we expect this business to generate substantial free cash flow because these investments that we’re making are highly cash generative. And the likelihood is that we would make dividend payments from next year on. And of course, we will also have the cash to fund further growth because we think there will be further investments and further growth beyond the plan that we have between 2021 and 2024.

I don’t see us making any acquisitions. I don’t rule it out. Our thinking at the moment is that it’s much more likely to go with organic growth and with the type of capital allocation policy we have. You know, it’s pretty unlikely that any investment we make would be in any way, a leveraging event, more likely to be either leverage mutual or de-leveraging. And, of course, in the long run, any such investments would be materially de-leveraging if that makes sense.

Barbara Pastorelli:                   Okay. Thank you very much. And another question would be on whether you could contemplate to open up the capital to new investors, new shareholders in the future?

Paul Coulson:                    Well, I just answered that question to another in detail, but in short the answer is that we may well do so, that we will probably extend the free flow from 20% to 25% or 26%, with an exchange offering to existing our dollar shareholders. And we may sell shares in the future. No plan now, depending on share price performance, et cetera. But in no case would we go below 50%? We’d always keep control.

Barbara Pastorelli:                   Okay, thank you.

Operator:                                            We’ll go next to Ro Saqir[?] with

Ro Saqir:                                             Hi, thank you very much for taking the time and presenting the new bond. I just want to check first and foremost, because I was reading actually some of the rating agencies comments and I was under the impression and please correct me if I’m wrong, that there would be a substantial and significant allocation of the $1.4 billion of excess cash, in net debt payments that will be potentially allocated for the funding of capital expenditure, because obviously you’ve alluded to a basic investment program for $2.1 billion from 2020 to 2024. So I actually thought that there was going to be a significant portion of the $1.2 billion that will be allocated to that program. And I thought that was the understanding, but it seems to me that you’re alluding to the potential for actually a substantial special dividend payment towards the Ardagh group of shareholders. So could you clarify today?

Paul Coulson:                    Yeah, no, at no stage, was it envisaged that the payment that’s being made from AMP to AGSA that any of that $3.4 billion in cash would be used to fund the development program because most of the development program falls within AMP itself and AMP has the resources which we’re raising today to fund that program itself. So,that doesn’t arise. In relation to what the dividend in the future might be from Ardagh Group SA its shareholders, no decision has been taken on that at all. There’s the $2.1 billion investment program that’s at Ardagh, in the group overall, a very relatively small amount of that is in glass. So therefore, that will be funded out of free cashflow, but there was never any question of any of the $1.4 billion being put into AMP in any way to fund capital development there. It’s not needed.

John Sheehan:                And just to give you a number on that — of the investment program, just under 300 million over a four-year period in is Ardagh Group. So the business, the Ardagh Group, is well able to fund that.

Ro Saqir:                                             Okay, perfect. Thanks for clarifying that. So out of the $1.4 billion, basically all of it will see that AGSA and you say it would have an impact of a net debt position because obviously it’ll be cash, but as AMP would fund a separate key its capex program, and that glass actually generate sufficient free cash flow to fund the capex program. So a significant portion of the $1.4 billion could be attributable to a special dividend payment. Is that a fair assumption to have?

Paul Coulson:                    Absolutely.

Ro Saqir:                                             The other question I had is about basically what I would look at the equation of supply and demand, because it seemed to me that you’re obviously embarking into an extension program of more than 55% of a capacity increase over the next four years, but your competitors as well, I think you were showing some interesting graphs around 28% for a Ball or Crown. Could you tell us at this stage how the supply growth over the next two to four years compares to the potential demand growth and where there’s any risk of a potential local capacity situation? I know that obviously you you’re alluding to the contrary, but to you tell us, please the supply growth in relation to demand growth so that we can assess basically what is the balance? And if that balance that will lead to utilization rates is going to be remaining strong attributes and obviously providing pricing power that you do have today.

Paul Coulson:                    Ollie, will you take that?

Ollie Graham:                    I can take that. So, look remember that those capacity numbers are global. So don’t just focus on the US. I think it’s easy to do that. And so look, the three regions we operate in currently are all very, very short. We have no inventory in our system. We have record lows in all three regions. So that’s talking to starting point. Even if there was no growth in those three regions this year, we would take a year to balance the system on inventory. Then, I think if you go to North America, there’s very good data now that 8.3 billion cans are imported last year. As an industry, we probably turned away a billion or two at least of demand. So we think 10 billion is a conservative number for how short North America was last year, and it’s growing over 6%, which at a 100 billion is about 7 billion a year.

So we’re 30 billion cans short North America for the next three years. And that’s anywhere from seven to ten can plants, depending on how you count, because you know that depending on the size of the cans are. And it’s not easy to bring those up. Everyone can tell you that, you know, it’s common machinery, but the skills needed to run our lines at the speed that we run them and the quality that we need to run them at is very, very challenging. The industry’s never brought up that much capacity before. So if you think if the year of inventory, you think that 30 billion needed, I mean, you’ve got a long way out before the industry catches up with demand.

Then you’d take Europe has always been pretty balanced. It’s growing over 5%, increase 7% in 2019 on a 70 billion base. It probably grew 10% plus last year. And, you know, we’ve only predicted 5% plus in our models, we’ve got some competitors who aren’t investing there - Crown announced pretty publicly that they had pulled back for a bit. So again, this, it feels very short. All the signs we’re getting from the customers is they need more, not less, but we think that’ll stay short and may balance out eventually, but not for a while with the plastic substitution, that’s really happening in Europe.

And Brazil is probably the one we’re most confident in because that’s hugely driven by a two-way glass to one-way packaging trends. There’s no one way glass because those facilities are full and no one’s investing. And so it’s only can growth and they’ve accelerated the trend there because they were the ones holding back the switch into one way, and they’ve gone with it now. And they’ve grown, I think, $4 billion cans in two years. So we predicted 6-10% of that. And honestly, I think it’s just going to grow as fast as we can put capacity in the ground as an industry and the industry there, there’s only four players. And you know, one of them has been pretty quiet until recently. So, yes, look, I think that whichever way we look at it with all the signals we’re getting, it’s going to take us very significant amount of time for us to balance out these markets.

Ro Saqir:                                             Thank you so much. And the last question will be That , it is my understanding so that you are potentially planning a further spinoff of a further equity stakes in in form of the exchange of you’re talking about to existing AGSA shareholders that will be offered to exchange our AGSA shares into the AMP shares, which would be spun off effectively. What I’m trying to understand is you’re also talking to any form or shape, keep control, of course, and then majority stake in the long run that wouldn’t be, you know, 55%.

Is it also envisaged that you could do a new incremental spinoff to AGSA shareholders over and above the 5% that directly contemplating in the short term? i.e. you could actually be more selective — because I think people are maybe understanding about a stake sell as opposed to the spinoff, which would be a free distribution of shares on the AMP to AGSA. I’m trying to understand whether you’d be willing to be further than the 5% that is being distributed] today.

Paul Coulson:                    We don’t do any plans and I’m not saying it’s 5%. It’s off that order, that’s what I’m talking about in terms of offering. The further shares that I talked about, were the placing of shares or cash in the market by AGSA of the shares in AMP. That’s what I was talking about. We you know, we’re not planning to spin off any shares to Ardagh shareholders. So just a short answer to that.

Ro Saqir:                                             Yeah. That’s the 10% that he’s provided with sort of a product replacement to some shareholders and also the other 10% is going to the SPAC so that will be paid. What I’m interested about is there’s the capacity and willingness to do further exchange to ASGA shareholders that won’t take down the state, furthermore below the 75% or maybe something closer between 55% to 75% that will be distributed to ASGA shareholders if they take the option to do so.

Paul Coulson:                    No, that’s the short answer. It’s very clear the situation. The situation is 20% of the free flow from the beginning of this will be owned by the SPAC shareholders and the PIPE shareholders as per the document. If we do an exchange offering with our shareholders and our public shareholders in AGS - the A shareholders - that could involve part of the consideration for that, or all of it could involve shares in AMP, which will be part of the shareholding that’s current of the 80% held by AGSA in AMP that might approximate to five or 6%. That takes us to 75% owned by AGSA in AMP. When I referred to our stake in AMP being reduced below that 75%, that would be in return for cash shares, say shares sold to the market or placed in the market for cash to take it down lower if at some stage in the future, we decided it was in our interest, in AMP’s interest for that to happen.

Ro Saqir:                                             Perfect. Thank you very much for clarifying that.

Operator:                                            We’ll go next to Austin Nelson with AIG.

Austin Nelson:                 Hi, thanks for taking the questions. First, so you went through what the cadence is for the $2.1 billion. dollar capex plans. How should we think about maintenance capex? What I’m really trying to get at is everything is fully contracted, when we get into 2024 versus 2020, we should more than double EBITDA and have much less capex I mean, if your target leverage is still three to three and a half, should we expect, you know, close to a half a billion dollars type of dividends going out to AMP shareholders?

Paul Coulson:                    I think we haven’t made any decisions as to that. The, the maintenance capex around $100 million in the early years and rises a bit above  that in later years obviously with the investment that’s being made. To your comments, yes, the business is highly cash generative, and yes, if we double AGSA, as we have publicly said, we expect to, in those years, you end up with a lot of free cash flow. What happens free cash flow? Dividends is one use of it, but there will also be further growth capex as well I’m sure. We have conversations going on at the moment with customers, which we’ll make decisions on, which are outside the 2021 to 2024 plan, which would have us make further investments. But again, those investments will be leverage neutral, possibly de-leveraging - certainly in the medium term, deleveraging as the free cashflow comes through for them.

Austin Nelson:                 Okay. Excellent. And then just a technical one. I know you touched on the past years. And the one thing I just wanted to understand is, if you go back to 2018, you had some difficult — the whole industry had some difficulty with inflation outside of what was included in the pass throughs. And you’re seeing that in some of the same areas, again, currently but your contracts are rolled off, and you’re obviously in a strong position. How should we think about the efforts to protect yourself from some inflation outside of, you know, metal and labor?

Ollie Graham:                    There were a couple of things going on at that time. One is that some of the contracts that were written before the Ardagh takeover and some of the contracts that were made immediately after had a bit less protection. It was just a slightly more contested situation. The contracts we’re writing now have much more protection. We’ve changed some of the indexes that we use in North America. We passed through some of the more volatile components. So you can think about the fact that there’s a lot more protection in the contracts now than there was then.

And then it’s true that we had a bit of a spike, it was strictly on freight. And we passed through freight in North America. There was a little bit of freight that was not in Europe, and what we started doing there is we’re using some new hedging mechanisms and synthetic hedges to cover that. So we’ve learned that and we’ve addressed that. So I think we’re in a much more secure position than we were back then.

Austin Nelson:                 Okay, perfect. That’s all I had. Thank you.

Paul Coulson:                    Thanks.

Operator:                                            We’ll go next to Brian Lalli with PGIM.

Brian Riley:                               Hey, Paul, hey Ollie. Thanks for all the time this morning. Just one quick one for me, again, most of mine have been asked answered as well, but just on the understanding the free cash flow for this year specifically, just for, again, the avoidance of doubt, I think this you’ve talked about it’s, you know, kind of $100 million of maintenance and correct me if I’m wrong, but it’s $900 million of kind of the growth capex you know, as it was going to be at AGSA, you know, if the expectation is obviously that you’ll be free cashflow negative for a short period of time. Just so we’re all understand, like, is that the intention is that the cash balance will be the piece that’s used to fund it and then separately, and I apologize that this is in the SEC financials, but what’s the size of the ABL that you plan to have? I just want to kind of square the circle of like how much you will be on a free cashflow negative basis this year before, you know, things start getting materially better as you’ve laid out?

David Matthews:  I think to start with this $900 business growth. It’s, it’s $800 in the current year and you’re absolutely right. The current year will be negative free cashflow. It will be slightly negative next year, but clearly, we’re looking to put in place an ABL to ensure that we’ve got sufficient liquidity and that’ll be sort of including any RCF around three, $400 million in total. So we feel that we’ve got sufficient liquidity here to take us through the peak of the spend. And then as you turn into 2023 and 2024, the business becomes very free cashflow positive.

John Sheehan:                Brian, just to add two points, the ABL, probably a couple of hundred million, and the, bear in mind that a portion of the business growth investments would have taken place by the time of closing. So it won’t burden the company.

Brian Riley:                               Understood. I just wanted to be clear.

Paul Coulson:                    It’s about 200 million, I think John, is the number prior to will be spent on the 800 prior to the business becoming emerging with the Gores SPAC Okay?

Brian Riley:                               All right. Understood. Okay. That’s clear. Thanks for your time. I appreciate it.

Paul Coulson:                    Thank you.

Operator:                                            We’ll go next to Jonathan Horner with ICG.

Jonathan Horner:                        Hey, good afternoon. Yes, again with the questions been answered, but just kind of one kind of like standing on my mind is to be able to understand some of the growth this year in 2020. How much of that has kind of come from, I guess, kind of having capacity expansion versus COVID tailwinds. We’ve seen kind of you know, a shift towards cans during COVID is people are not dining out and buying more stuff from the supermarket? So I just kind of wanted you to comment on that? That’d be helpful.

Ollie Graham:                    Sure. Yeah, sure. So look, I think right across the network, we don’t see a particular COVID effect, but there are some hotspots and I can hear from the accent, you’re in one of them, which is the UK. So I think that, in the UK, the consumer did take that pub drinking home and we had 20% growth year to date September. Which obviously pretty extraordinary though the market grew 6% to be fair in cans in 2019. But we expect the market to go back to, you know, 5% plus in Europe and we think that’s a pretty conservative number. And we think that some of that UK piece was COVID related. We did have some COVID downsides though that offset that - the South of France and Spain, you know, where you had some reduction in the generally the cafes and the out of home.

But then in the US, we didn’t really see any significant effect. We had all the trends before COVID, had a bit of pantry loading at the end of March and into April, and then the trends just kept on going and some of those products, I think, will continue to be bought in cans even when the on-trade opens, because I think there’ll be a hygiene/convenience play. That means the on trade will go more to, you know, some, one way packaging as a way of opening up. And then in Brazil, as I say, we had a month where we stopped as the industry kind of panicked and I mean, the retail industry and the fillers and then we just spent the rest of the year trying to catch up because there was an even bigger switch out of two-way. And again, the main two-way glass product in Brazil is a share in bottles. So we think it’s another structural shift to one way, and the can being cheaper that your alcohol, we also think that shift does stick. So, yeah, our view as it was a bit of a more of a tailwind than a headwind, but we don’t think it’s really what underpinned the overall trends in the industry, which are much more longer term.

Jonathan Horner:                        Okay. That’s helpful. You know, I guess there’s just like concern that, you know, you spiked up quite a lot this year and I’m kind of wondering how that continues going forward, but that was helpful commentary, thank you.

Ollie Graham:                    Sure.

Operator:                                            We’ll go next to Kishan Paun with Premier Miton.

Kishan Paun:                       Hi guys, thank you so much for taking the question. My question was in regards to the decision to raise using green bond financing, as opposed to a more [inaudible], you know, my understanding is that this transaction is, is a dividend back to the group. And so how exactly will these proceeds be used for green purposes?

Ollie Graham:                    Yeah, look, it’s more that in everything we’re doing. We’re operating under the green bond framework that’s in place now and that goes to a whole set of initiatives. We’re doing we’re buying aluminium with very high recycled content levels, we’re doing lightweighting initiatives. We’ve committed to the science-based targets on CO2 reduction, including scope two scope three, so energy and our own plants. And also again, the raw materials that we buy in. You know, we’re looking at the way we build our new plants and some green certification and the way we do that. So what that means, and you’ll see this on our website is we can qualify and I think in a very, very solid way for this green financing framework and then we’re using that for these bonds. So it’s not really about the use of the funds. It’s more explaining that to the market, just how strong an ESG proposition we are and demonstrating that through this way of raising the money.

David Bourne:                And it’s probably worth adding to that, Ollie, that we’ve had ISS provide a second party opinion on the green financing framework and eligibility, these proceeds in line with the green bond principles.

Kishan Paun:                       Perfect. Thank you guys so much.

Paul Coulson:                    Thank you. We’re going to have to wrap up in the next couple of minutes. So perhaps if we can take just one more question and then we’ll have to wrap up, I’m afraid.

Operator:                                            We’ll go next to Eleonora Martigoni with M&G.

Eleonora Martigonili:     Apologies. Thank you for taking the question. I have three quick ones, if I may. First one, with regards to the capital structure, why did you decide to go with a secure/unsecured instead of a flat unsecure structure? The second one would be, will AMP be a guarantor for the debt remaining at Ardagh because I read the contradictory commentary on this point from the rating agencies. And finally, do you do any reverse factoring by any chance? Thank you.

Paul Coulson:                    On the secured/unsecured we have in Ardagh over the years being quite successful with having a secured and unsecured structure. And we did look at having an all on the secured structure, but we felt that it was better to have a secured/unsecured tilted more in favor of there being more unsecured. And, in the past, we found a situation at Ardagh where the unsecured markets were closed and the secured markets were open. So we felt was better on balance to have a mixed structure. So that was a conscious decision. There is no — the second question you had was there is no question of there being any guarantees by AMP of any debt elsewhere in Ardagh or anywhere else for that matter. It’s just AMP — this cash is not doing anything other than financing, the activities of AMP, and thirdly on the reverse factoring. I presume you mean supply chain finance? David Bourne will give you that number.

David Bourne:                Yeah. So I guess just to clarify the question, are you talking about supply chain finance with our receivables?

Eleanor Martigoni:                  Sorry. You were breaking up for me on that. Could you please repeat that? Thanks.

David Bourne:                If you’re talking about reverse factoring with our payables, which I think was the question then the answer is we have a single scheme in North America but on the beverage side, that’s relatively de minimis in terms of take up at this point. Just a few logistics suppliers in North America predominantly.

Eleonora Martigoni:           Okay. Thank you.

Paul Coulson:                    Good. Well, thank you everybody for your time today and thank you for your support. I’m probably going to have to wrap it up now, but thank you very much, indeed.

Operator:                                            And that concludes today’s conference. Thank you for your participation. You may now disconnect.

**********

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) that will constitute a prospectus of AMPSA and include a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document relates to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.